July 31, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary Marinade Solana ETF
File No. 333-282903

Dear Mr. Sundwall, Mr. Niethamer, Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding Amendment No. 2 to the registration statement filed on Form S-1 for Canary Marinade Solana ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 13, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response to Comment 1

The Trust has no current intention to use a fact sheet. To the extent the Trust decides to use a fact sheet prior to the effectiveness of the Registration Statement, a copy of the fact sheet will be provided to the Staff under separate cover.

Comment 2 – General

Please identify the exchange on which the Shares will be listed and traded and tell us the status of the exchange’s plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that the Staff may have additional comments once the Rule 19b-4 application is filed.

Response to Comment 2

The Trust confirms that the Shares will be listed and traded on Cboe BZX Exchange, Inc. and has revised disclosure throughout the prospectus, as appropriate. The Trust will also inform the Staff of the status of the exchange’s plan to submit an application under Rule 19b-4 when determined.

Comment 3 – General

Please direct us to any publicly available information about the Pricing Benchmark or tell us why you are unable to do so.

Response to Comment 3

Information regarding the Pricing Benchmark can be found in the publicly available CoinDesk Indices publications dated March 2025 entitled “TWAP Settlement Rate Methodology” and dated June 2025 entitled “TWAP Settlement Rate Annexes.”

Comment 4 – Cover Page

It appears you intend to allow for creations and redemptions in-cash and in-kind. If true, please revise the third and fourth sentences in the second paragraph of the prospectus cover page to make this clear. In addition, please make corresponding revisions to similar disclosure providing only descriptions of cash creations and redemptions throughout the prospectus, including but not limited to your disclosure on pages 10, 70, and 73.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosures, and the prospectus generally, have been revised accordingly.

Comment 5 – Cover Page

The Staff notes your disclosure here and throughout the prospectus that “[t]he portion to be staked will be fixed on or before the start date of the Trust.” Please confirm that you will disclose the percentage to be staked in a pre-effective amendment.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosures, and the prospectus generally, have been revised accordingly.

Comment 6 – Statement Regarding Forward-Looking Statements, page ii

The Staff notes your disclosure that “neither the Trust, the Sponsor, nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.” Please delete this statement as it is not appropriate to disclaim responsibility for disclosure in your registration statement.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 7 – Prospectus Summary – Overview of the Trust, page 1

Please disclose the “limited circumstances” under which Shareholders have voting rights under the Trust Agreement.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been deleted in its entirety and replaced with the following:

The Shareholders of the Trust take no part in the management or control, and have no voice in, the Trust’s operations or business. Shareholders have very limited voting rights as set forth in the Trust Agreement. However, certain actions, such as amendments or modifications that appoint a new sponsor (upon the withdrawal, removal or the adjudication or admission of bankruptcy or insolvency of the Sponsor) require the consent of Shareholders owning a majority (over 50%) of the outstanding Shares of the Trust (not including Shares held by the Sponsor or its Affiliates).

Comment 8 – Prospectus Summary – Overview of the Trust, page 1

The Staff notes your disclosure that the Custodian carries insurance provided by private insurance carriers. Please disclose, if accurate, that the insurance maintained by the Custodian is shared among all of such Custodian’s customers, is not specific to the Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Custodian is not insured by the Federal Deposit Insurance Corporation (the “FDIC”) but carries insurance provided by private insurance carriers, which is shared among all of such Custodian’s customers, is not specific to the Trust, and may not be available or sufficient to protect the Trust from all possible losses or sources of losses. (emphasis added)

Comment 9 – Prospectus Summary – Overview of the Trust, page 1

The Staff notes your disclosure that you intend to implement a staking program. Please revise to provide a materially complete description of your planned staking program, policies and procedures.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 10 – Prospectus Summary – The Trust’s Service Providers – The Staking Provider, page 7

Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the Trust and how this will work and clarify the risk management practices you refer to on page 36 that the Sponsor will undertake to manage liquidity risk, and any other staking related risks. Please also quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been deleted in its entirety and replaced with the following:

The Sponsor will stake, or cause to be staked, a portion of the Trust’s SOL through one or more trusted staking providers (each, a “Staking Provider”). The initial Staking Provider for the Trust’s SOL will be Sous Vide Ltd. (“Marinade Finance”). Marinade Finance is expected to be the exclusive Staking Provider for the Trust for at least two (2) years from the date upon which the Trust first trades. The Staking Program will be carried out by the Marinade Finance pursuant to an agreement between the Custodian and the Staking Provider. The Trust is not a party to such agreement.

In consideration for any staking activity in which the Trust may engage, the Trust will receive a portion of the staking rewards generated by a Staking Provider. The Trust will dedicate substantially all of the Trust’s SOL to the Trust’s staking program (the “Staking Program”), which will be provided by one or more Staking Providers through the Custodian. The portion of the Trust’s SOL will be fixed on or before the Trust’s start date. Marinade Finance is responsible for providing the software protocol that allows the Trust to connect to a pool of verified validator nodes on the Solana Network for automated SOL staking optimization.

Pursuant to the Staking Program, the Staking Provider will distribute staking rewards to the Trust’s wallet or wallets at the Custodian [on a periodic basis]. Accrued staking rewards will be included in the Trust’s daily NAV calculation.

The Staking Provider will carry out the Staking Program in accordance with the Sponsor’s liquidity risk management policy (the “Liquidity Risk Management Policy”), which assesses the characteristics of a protocol’s native unbonding period, the particular unbonding characteristics of the Staking Program, sources of credit, sources of tokens, and other relevant liquidity considerations against the settlement period for any redemption of the Trust’s shares. The Liquidity Risk Management Policy permits the Trust to maintain credit facilities to help meet redemption requests. The Sponsor also maintains its own credit facilities to serve as a source of backup liquidity for the Trust.

The Staking Program offered by the Staking Provider contains a so-called “instant unbond” feature which allows for the Staking Provider to readily access the Trust’s staked SOL to meet redemption requests without waiting for the native Solana Network epoch to elapse.

Comment 11 – SOL, SOL Markets, and Regulation of SOL, page 12

Where appropriate, please expand your disclosure to also address any planned material updates to the Solana Network.

Response to Comment 11

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 12 – SOL, SOL Markets, and Regulation of SOL – Market Participants – Validators, page 14

Please revise to expand your explanation of how the reward system for SOL validators works, including but not limited to:

●	How the staking rewards are calculated;

●	The historical range of rewards due to differing levels of network congestion; and

●	The reward frequencies.

Response to Comment 12

Pursuant to the Staff’s comment, the following disclosure has been inserted in an appropriate location in the section entitled “SOL, SOL Markets and Regulation of SOL–Market Participants–Validators”:

Staking rewards on the Solana network are determined by the protocol and are distributed to validators and their associated stakers based on the proportion of stake they have delegated to a validator relative to the total active stake in the network. The rewards are funded by inflationary issuance of new tokens and transaction fees collected on the network. The specific amount each validator and staker receives depends on their share of the total stake, the validator’s uptime and performance, and the overall network conditions.

The historical range of staking rewards on the Solana network has varied due to differing levels of network congestion and protocol parameters. During periods of low congestion, rewards have generally been higher, as validators are able to process more transactions efficiently and the network can distribute more rewards. Conversely, during periods of high congestion, rewards may decrease due to reduced transaction throughput and increased competition among validators. The actual annualized reward rate has fluctuated over time, reflecting changes in network activity, inflation rates, and protocol adjustments.

Staking rewards on Solana are distributed at regular intervals, typically once per epoch. An epoch on Solana lasts approximately two days, after which rewards are calculated and distributed to validators and their stakers. This regular reward frequency ensures that participants receive their share of rewards in a timely manner, reflecting their contribution to network security and transaction validation.

Comment 13 – SOL, SOL Markets, and Regulation of SOL – Solana Protocol Development and Modifications – Forms of Attack Against the Solana Network, page 15

The Staff notes your disclosure that “the top three largest staking pools controlled approximately [93.5%] of the SOL staked on the Solana Network.” Please identify the three largest staking pools and disclose the percentage of SOL each staking pool controls.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been deleted and replaced with the following:

As of July 2025, the three largest staking platforms, Lido, Marinade Finance, and Jito, collectively controlled approximately 93.5% of the SOL staked on the Solana Network. These platforms operate across multiple validator nodes and use delegation strategies that concentrate staking influence. Based on publicly available data, Lido accounts for approximately 32.5%, Marinade Finance for approximately 31.4%, and Jito for approximately 29.6% of the total staked SOL. The concentration of stake among these platforms may increase the risk of centralization and validator collusion, particularly if governance over delegation strategies is limited or coordinated among a small number of decision-makers.

Comment 14 – SOL, SOL Markets, and Regulation of SOL – SOL Market and SOL Exchanges, page 17

The Staff notes your disclosure regarding the SOL spot markets. Please expand your disclosure to discuss the futures market for SOL.

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure has been inserted in an appropriate location in the section entitled “SOL, SOL Markets and Regulation of SOL – SOL Market and SOL”:

In addition to spot and OTC markets, SOL futures contracts are offered by certain digital asset derivatives platforms, allowing investors to speculate on the future price of SOL or hedge existing exposures. These contracts may be cash-settled or physically settled and are typically traded on regulated or registered trading venues outside of the Solana Blockchain. SOL futures markets may influence spot market prices and contribute to overall price discovery, though trading volumes and liquidity vary across platforms.

Comment 15 – Risk Factors – Risks Associated with SOL and the Solana Network – The Trading Prices Of Many Digital Assets, page 21

Please discuss, if known, the reasons for the periods of extreme volatility of SOL, and describe any unique features of SOL that may make it more susceptible to extreme volatility or otherwise not correlate to trends in the broader crypto asset markets.

Response to Comment 15

Pursuant to the Staff’s comment, the following disclosure has been inserted in an appropriate location in the section entitled “Risk Factors — Risks Associated with SOL and the Solana Network — The Trading Prices of Many Digital Assets”:

Periods of volatility in SOL’s price have been driven by a variety of factors, including changes in investor sentiment regarding the long-term viability of the Solana Network, broader movements in the cryptocurrency markets, highly publicized validator outages and network disruptions, and the launch of competitive Layer 1 protocols. Macroeconomic conditions, such as rising interest rates, inflation concerns, and tightening monetary policy, have also contributed to fluctuations in the price of SOL and other digital assets. SOL may also be more susceptible to idiosyncratic volatility due to its relatively high proportion of programmatic usage by automated trading protocols and its concentration of stake among a limited number of liquid staking providers, which may amplify market reactions to technical or governance events. As a result, the price performance of SOL may not always correlate with the broader digital asset market.

Comment 16 – Risk Factors – Risks Associated with SOL and the Solana Network – In the Event Of a Hard Fork Of The Solana Network, page 29

The Staff notes your disclosure that in the event of a hard fork of the Solana Network, the Sponsor will, if permitted by the terms of the Trust Agreement, use its discretion to determine which network should be considered the appropriate network for the Trust’s purposes. In an appropriate section of the prospectus, please disclose the Sponsor’s policies and procedures for making this determination.

Response to Comment 16

Pursuant to the Staff’s comments, the referenced risk factor has been revised to include the following disclosure:

The Sponsor’s decision-making process involves evaluating various factors to ensure the best interests of the Trust and its beneficiaries are maintained. These factors may include, but are not limited to, the stability and security of the network, the level of community support, the potential impact on the Trust’s assets, the Sponsor’s beliefs regarding expectations of the core developers of Solana, users, service providers, businesses, miners and other constituencies, as well as the actual continued acceptance of, mining power on, and community engagement with, the Solana Network.

Comment 17 – Risk Factors – Risks Associated with SOL and the Solana Network – Validators May Suffer Losses Due To Staking, Or Staking May Prove Unattractive To Validators, page 33

The Staff notes your disclosure that at present, “slashing on the Solana Network is not enforced through protocol-level automation but may be applied manually through social consensus following significant validator misconduct.” To provide context, please also disclose the number of times that slashing has been applied on the Solana Network. Where you disclose the risk of loss of SOL due to slashing, please accompany such disclosure with this information and the fact that the Solana Network does not currently implement slashing.

Response to Comment 17

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

At present, slashing on the Solana Network is not enforced (and has never been enforced) through protocol-level automation but may be applied manually through social consensus following significant validator misconduct. (Emphasis added)

The related disclosure regarding the risk of loss has also been revised accordingly.

Comment 18 – Risk Factors – Risks Associated with SOL and the Solana Network – Validators May Suffer Losses Due To Staking, Or Staking May Prove Unattractive To Validators, page 33

The Staff notes your disclosure that “[u]nstaking can take from one to several epochs to complete” and that “[o]n the Solana Network, an epoch is approximately two days in length.” Please revise to disclose with more specificity the time it takes to unstake SOL.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows

Unstaking ~~can take from one to several epochs~~ generally takes one epoch to complete. On the Solana Network, an epoch is approximately two to three days in length. (emphasis added)

Comment 19 – Risk Factors – Risks Associated with Investing in the Trust, page 45

The Staff notes your disclosure on page 75 that the Trust Agreement can be amended by the Sponsor in its sole discretion and without the Shareholders’ consent. Please revise to include related risk factor disclosure.

Response to Comment 19

Pursuant to the Staff’s comment, the following risk disclosure has been inserted into the section entitled “Risk Factors—Risks Associated with Investing in the Trust”:

The Trust Agreement may be amended without the Shareholders’ Consent

The Trust Agreement may be amended by the Sponsor in its sole discretion without the consent of Shareholders, including through a supplemental agreement or an amended and restated Trust Agreement. As a result, Shareholders will have no voting or approval rights with respect to amendments that may materially affect their interests.

Comment 20 – Risk Factors – Risks Associated with Investing in the Trust, page 45

The Staff notes your disclosure on page 97 regarding the exclusive jurisdiction provision. Please add a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability. Please also disclose that Shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 20

Pursuant to the Staff’s comment, the following risk disclosure has been inserted into the section entitled “Risk Factors—Risks Associated with Investing in the Trust”:

Exclusive Forum Risk

The Trust Agreement includes exclusive forum provisions that require certain legal actions to be brought in Delaware state or federal courts, and actions arising under the Securities Act of 1933 to be brought in federal court. These provisions may limit a Shareholder’s ability to bring claims in the forum of their choosing and there is uncertainty as to whether courts will enforce these provisions with respect to claims under the federal securities laws.

Comment 21 – Risk Factors – Risks Associated with Investing in the Trust, page 45

Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust’s SOL that remains unstaked, to the extent applicable.

Response to Comment 21

Pursuant to the Staff’s comment, the following risk disclosure has been inserted into the section entitled “Risk Factors—Risks Associated with Investing in the Trust”:

Redemption Liquidity Risk

Although the Trust will carry out the Staking Program in accordance with the Sponsor’s Liquidity Risk Management Policy, and that the Staking Program offered by the Staking Provider contains a so-called “instant unbond” feature which allows for the Staking Provider to readily access the Trust’s staked SOL to meet redemption requests without waiting for the native Solana Network epoch to elapse, investors should be aware of the potential risk that the Trust may become unable to timely meet excessive redemption requests that exceed the portion of the Trust’s SOL holdings that remain unstaked. Staking involves locking SOL tokens to support network operations, which may limit the liquidity of those assets for immediate redemption purposes. If redemption requests surpass the available unstaked SOL, the Trust may face delays in processing these requests, potentially impacting investors’ ability to access their funds promptly. This risk is particularly relevant during periods of high market volatility or increased redemption activity, which may exacerbate liquidity constraints. Investors should consider the implications of staking on the liquidity of their investments and the potential for delays in redemption under such circumstances.

Comment 22 – Risk Factors – Risks Associated with Investing in the Trust – Liquidity Risk, page 46

To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the SOL market, and compare the size and liquidity of the SOL market to that of crypto assets that underlie other currently available exchange traded products. Please also revise to expand your discussion in this section to include liquidity risks resulting from staking.

Response to Comment 22

Pursuant to the Staff’s comment, the following disclosure has been added to “Liquidity Risk” set forth in the section entitled “Risk Factors—Risks Associated with Investing in the Trust”:

SOL is a novel digital asset with a limited trading history, and the market for SOL is significantly smaller and less liquid than the markets for more established crypto assets such as bitcoin and ether, which underlie other currently available exchange-traded products. As of [June 30, 2025], the average daily trading volume for SOL across major exchanges was approximately $[4.7] billion, compared to bitcoin’s average daily trading volume of approximately $[42.0] billion and ether’s average daily trading volume of approximately $[16.9] billion. The total market capitalization of SOL is approximately $[88] billion, whereas bitcoin and ether have market capitalizations of approximately $[2.34] trillion and $[379] billion, respectively.

Due to the smaller size and lower liquidity of the SOL market, it may be more difficult to execute large trades without significantly impacting the market price. For example, a large order in the SOL market may represent a higher percentage of the average daily trading volume compared to a similar order in the bitcoin or ether markets, increasing the risk of price slippage and market disruption. In periods of market stress or volatility, these risks may be further exacerbated, making it more challenging to liquidate positions at desired prices or to find suitable counterparties at a reasonable cost.

The Trust’s investment in SOL is highly concentrated, and the large size of the positions that the Trust may acquire could further increase the risk of illiquidity. If the Trust needs to liquidate its SOL holdings, it may incur greater losses than would be expected in more liquid markets such as those for bitcoin or ether. Any market disruption or illiquidity in the SOL market could therefore have a material adverse effect on the value of the Trust’s shares.

Comment 23 – The Trust and SOL Prices – The Pricing Benchmark, page 67

Please describe the material terms of any license agreement that the Benchmark and the Sponsor have entered into relating to the use of CF Benchmarks Index, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

Response to Comment 23

The Pricing Benchmark used by the Trust is produced by CoinDesk Indices, Inc. The material terms set forth in the license agreement between the Sponsor and CoinDesk Indices, Inc. are described in the section of the registration statement entitled “The Trust and SOL Prices—The Pricing Benchmark—The Pricing Benchmark Methodology.” The Trust confirms that it will file the license agreement as an exhibit to its registration statement if required by Item 601 of Regulation S-K.

Comment 24 – The Trust and SOL Prices – The Pricing Benchmark, page 67

Please include a brief description of each of the Constituent Platforms, including where they are located and how they are licensed or regulated. In addition, please include a table with market share and volume information for each Constituent Platform used to calculate the Pricing Benchmark.

Response to Comment 24

Pursuant to the Staff’s comments, the referenced disclosure has been revised accordingly.

Comment 25 – The Trust and SOL Prices – The Pricing Benchmark, page 67

Please describe the Benchmark Provider’s oversight procedures to ensure the integrity of the Pricing Benchmark. If there are no such oversight procedures, please so state.

Response to Comment 25

Pursuant to the Staff’s comment, the following disclosure has been inserted into the section entitled “The Trust and SOL Prices—The Pricing Benchmark”:

The Pricing Benchmark is governed by the Benchmark Provider’s CDI Index Committee. The CDI Index Committee provides ongoing oversight of the Pricing Benchmark. The CDI Index Committee meets on a periodic basis and is primarily responsible for: (i) ownership, maintenance, and regular reviews of the Pricing Benchmark methodology; (ii) the review and approval of material changes to the Pricing Benchmark methodology; (iii) the review and approval of changes to the Pricing Benchmark constituents or weightings due to unscheduled reconstitutions or market disruptions; (iv) determining the impact of market events on the application of the Pricing Benchmark methodology; (v) the use of discretion or expert judgement during the application of the Pricing Benchmark methodology; and (vi) mitigating conflicts of interest by ensuring decisions and announcements are aligned with the Pricing Benchmark and the Benchmark Provider’s internal procedures.

The CDI Index Committee periodically reports to the Benchmark Provider’s Benchmark Oversight Committee on its governance matters, including but not limited to client complaints, the launch of new indices, any newly identified conflicts of interest, operational incidents (including errors and restatements), material changes concerning the Pricing Benchmark (including user feedback results, if any), and the results of any internal or external reviews of the Pricing Benchmark, such as audit reports.

Comment 26 – Calculation of NAV, page 70

The Staff notes your disclosure on page 70 that “[t]he pause between 4:00 p.m. and 5:30 p.m. (or later) provides an opportunity for the Sponsor to algorithmically detect, flag, investigate, and correct unusual pricing should it occur.” Please discuss how any such correction would impact the Pricing Benchmark and/or NAV.

Response to Comment 26

Pursuant to the Staff’s comment, the following disclosure has been inserted immediately following the referenced disclosure:

If the Sponsor determines that a correction is necessary, the Pricing Benchmark will be adjusted to reflect the corrected data. Because the Trust’s NAV is calculated using the final Pricing Benchmark as of the end of the trading day, any correction to the Pricing Benchmark during this pause will directly affect the NAV. In such cases, the corrected Pricing Benchmark will be used to value the Trust’s SOL holdings, resulting in a corresponding upward or downward adjustment to the NAV, depending on the nature of the correction. This process is designed to ensure that the NAV accurately reflects the fair value of the Trust’s assets and that investors receive reliable information regarding the value of their investment.

Comment 27 – Calculation of NAV, page 70

The Staff notes your disclosure on page 56 that the Sponsor expects to utilize pricing information provided by a Secondary Source. Please disclose whether the Sponsor has or plans to enter into a licensing agreement or other arrangement with a Secondary Source. If so, identify such Secondary Source and describe how the value of SOL will be calculated using that methodology. To the extent you enter into a license agreement with a Secondary Source, please file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

Response to Comment 27

The Trust confirms that the Sponsor does not have and does not have a plan to enter into a licensing agreement or other arrangement with a Secondary Source. However, if the Sponsor does decide to enter into a licensing agreement or other arrangement with a Secondary Source, the Trust confirms that it will file the agreement as an exhibit to its registration statement if required by Item 601 of Regulation S-K.

Comment 28 – The Trust’s Service Providers – The Sponsor, page 76

Please discuss the Sponsor’s experience sponsoring exchange traded funds and its specific experience in crypto asset markets.

Response to Comment 28

Pursuant to the Staff’s comment, the following disclosure has been inserted into the section entitled “The Trust’s Service Providers—The Sponsor”:

The Sponsor’s leadership team brings over 50 years of combined experience in the exchange-traded fund industry, spanning product design, portfolio strategy, operations, and regulatory compliance. Team members have held senior positions at major financial institutions, where they led the development and management of public funds, including those offering exposure to digital assets. Their expertise in the crypto asset space is further reflected in their founding and operation of digital asset investment firms, several of which have been acquired by leading industry participants. In addition, the Sponsor’s principals bring deep legal and compliance experience across digital assets, securities regulation, and fund governance, offering a well-rounded perspective on the evolving regulatory frameworks shaping both traditional and digital markets.

Comment 29 – The Trust’s Service Providers – SOL Trading Counterparties, page 78

Please describe the Sponsor’s process for approving and monitoring the SOL Trading Counterparties, including any specific criteria for engagement as a SOL Trading Counterparty. Also, please disclose the material terms of any SOL Trading Counterparty agreements, including the term, termination and indemnification provisions thereof, as applicable.

Response to Comment 29

The Sponsor does not currently have any agreements in place with SOL Trading Counterparties. However, the Sponsor has implemented a process for the approval and ongoing monitoring of SOL Trading Counterparties that is consistent with industry standards. This process generally includes a review of the prospective counterparty’s background and reputation, as well as an evaluation of their ability to meet the Sponsor’s requirements. As part of this process, the Sponsor requires all prospective SOL Trading Counterparties to satisfy anti-money laundering (AML) and know-your-customer (KYC) requirements, which may include the submission of relevant documentation and verification of identity and ownership. The Sponsor also periodically reviews approved counterparties to confirm continued compliance with these standards. Since there are currently no agreements in place with SOL Trading Counterparties, there are no material terms, including term, termination, or indemnification provisions, to disclose at this time.

Comment 30 – Custody of the Trust’s Assets, page 79

Please revise your disclosure in this section to:

●	Clarify whether there is any limitation on the size of each cold storage address; and

●	Disclose how and when the Sponsor will notify Shareholders of any decision to add or terminate the Custodian.

Response to Comment 30

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 31 – Use of Proceeds, page 89

To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.

Response to Comment 31

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 32 – United States Federal Income Tax Consequences, page 104

The Staff notes that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section and your risk factors to address the tax consequences of the Fund’s staking program.

Response to Comment 32

In response to the Staff’s comment, the Trust respectfully directs the Staff’s attention to the following disclosure already included in the registration statement:

The Sponsor and the Trustee will treat the Trust as a “grantor trust” for U.S. federal income tax purposes. In the opinion of Chapman and Cutler LLP, although not free from doubt due to the lack of directly governing authority, the Trust should be classified as a “grantor trust” for U.S. federal income tax purposes (and the following discussion assumes such classification). As a result, the Trust itself should not be subject to U.S. federal income tax. Instead, the Trust’s income, expenses and amounts realized should “flow through” to the Shareholders, and the Trustee will report to Shareholders and the IRS on that basis. The opinion of Chapman and Cutler LLP is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will agree with the conclusions of counsel’s opinion and it is possible that the IRS or another tax authority could assert a position contrary to one or all of those conclusions and that a court could sustain that contrary position. Neither the Sponsor nor the Trustee will request a ruling from the IRS with respect to the classification of the Trust for U.S. federal income tax purposes or with respect to any other matter. If the IRS were to assert successfully that the Trust is not classified as a “grantor trust,” the Trust would likely be classified as a partnership for U.S. federal income tax purposes, which may affect the timing and other tax consequences to the Shareholders. Under such circumstances, the Trust might be classified as a publicly traded partnership that would be taxable as a corporation for U.S. federal income tax purposes, in which case the Trust would be taxed in the same manner as a corporation on its taxable income and distributions to Shareholders out of the earnings and profits of the Trust would be taxed to Shareholders as ordinary dividend income. However, due to the uncertain treatment of digital currency for U.S. federal income tax purposes, there can be no assurance in this regard. Except as otherwise indicated, the remainder of this discussion assumes that the Trust is classified as a grantor trust for U.S. federal income tax purposes.

Pursuant to the Staff’s comment, the following disclosures have been added to the registration statement:

Treatment as a Grantor Trust

For income tax purposes, a “trust” is an arrangement by which title to property is held by a person or persons, with a fiduciary responsibility to conserve or protect the property for the benefit of another person or persons.

A grantor trust is defined under subpart E of Subchapter J of the Code. Under these provisions, a grantor who has retained certain powers which may be exercised without the approval or consent of an adverse party is treated as the owner of the trust and is taxed individually. This retention of control may be manifested by either the grantor’s or a nonadverse party’s ability to control the beneficial enjoyment of the corpus or the income therefrom, to revoke the trust or a portion thereof, or to receive income from the trust, actually or constructively.

I.R.C. § 671 provides that where the grantor or another person is treated as the owner of any portion of a trust, there will be included in computing taxable income and credits of the grantor or other person, those items of income, deduction and credits against tax of the trust attributable to that portion of the trust to the extent that such items would be taken into account in computing the taxable income or credit against the tax of an individual. Treas. Reg. § 1.671-2(e)(3) provides that a “grantor” includes a purchaser of an interest in an investment trust described in Treas. Reg. § 301.7701-4(c). Thus, investment trusts formed as grantor trusts are treated as grantor trusts in respect of the purchasers of interests in the trust.

Forming an entity as a trust may not prevent the entity from being classified as a business entity. In general, if the organizational documents of a trust authorize the trust to conduct business or the trust does, in fact, conduct business, an entity formed as a trust may be viewed as a business entity. If a business trust indeed exists, it is not classified as a trust for tax purposes. If it has one beneficiary, it will be treated as a disregarded entity. If it has two or more beneficiaries, it will be classified as a partnership. It can, alternatively, elect to be taxed as a C corporation.

Treas. Reg. § 301.7701-4(c)(1) provides that an investment trust will be treated as a business entity if the trustees have a power to vary the investment of the trust certificate holders. For example, in Rev. Rul. 78-371, the IRS ruled that a real estate trust, which was formed to collect and distribute income from the trust property, was a business entity where the trustees had the power to change the property into which the trust assets were invested. In contrast, in Rev. Rul. 79-77, the IRS ruled that a real estate trust, which was similarly formed to act as a signatory to leases and collect and distribute the income from the property, was organized to conserve property (and, thus, treated as a trust) because the trustees lacked the powers given to the trustees in Rev. Rul. 78-371.

Separately, an investment trust with multiple classes of ownership interest will ordinarily be classified as a business entity unless (i) there is no power to vary the investment of the certificate holders and (ii) the trust is formed to facilitate direct investment in the assets of the trust and the existence of multiple classes of ownership interests is incidental to that purpose.

If a trustee has additional powers under the trust agreement such as the power to do one or more of the following: (i) dispose of the trust’s property and acquire new property; (ii) renegotiate the lease of the trust’s property with the original lessee or enter into leases with tenants other than the original lessee; (iii) renegotiate or refinance the obligation used to purchase the trust’s property; (iv) invest cash received to profit from market fluctuations; or (v) make more than minor non-structural modifications to the trust’s property not required by law, the trust will be a business entity.

The IRS may disagree with or seek to challenge the Trust’s treatment as a grantor trust.

Based on the opinion described above, the Sponsor intends to take the position that the Trust is properly treated as a grantor trust for U.S. federal income tax purposes. Assuming that the Trust is a grantor trust, the Trust will not be subject to U.S. federal income tax. Rather, if the Trust is a grantor trust, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

In order to qualify as a grantor trust, the Trust must not be in a trade or business and no person may have a power to vary the investment of the Shareholders to take advantage of market fluctuations. The IRS has generally classified digital assets as “property”, so the mere holding of digital assets would not raise issues in regard to grantor trust classification. However, the trust will expand and contract over time with creations and redemptions by authorized participants. The Trust is relying on informal guidance from the IRS that receipt of contributions in cash do not create a power to vary if they are required to immediately converted into the assets identical to those already held by the Trust. Incidental rights also create a potential issue because the Trust may from time to time be granted property that the Trust did not voluntarily acquire. Again, the trust is relying on informal guidance from the IRS that acquiring different property without choosing to acquire the different property is not itself a power to vary. In addition, staking of digital assets raises both trade or business and power to vary issues. The Trust intends to arrange its affairs to limit staking so that any staking that occurs to non-discretionary and will not vary based on market conditions. There is currently no guidance from the IRS about the treatment of staking in a grantor trust, so the Trust is relying primarily on guidance promulgated in regard to rental real estate, which allows a grantor trust to rent property, but limits the ability to renegotiate the lease and the activity of the trust in regard to the property. The Trust will not undertake validation activity with regard to any staking.

If the Trust is incorrect in its interpretation of authority, the Trust could be classified as a partnership or as an association taxable as a corporation. If the Trust is classified as a partnership, the Trust would not generally be taxable at the Trust level, but would be required to issue Form K-1s to the Shareholders. If the Trust is classified as an association taxable as a corporation, the Trust will be subject to corporate tax at the Trust level, and the Shareholder’s return on investment may be reduced.

Comment 33 – United States Federal Income Tax Consequences – Taxation of U.S. Shareholders, page 105

The Staff notes your disclosure that Authorized Participants may request an in-kind distribution of Trust assets when an Authorized Participant redeems its Shares at any time prior to 30 business days before the Trust’s termination date “if permitted.” Please revise your disclosure to clarify what is meant by “if permitted.”

Response to Comment 33

There is no tax restriction on in-kind distributions from a grantor trust. The referenced disclosure has been deleted in its entirety and replaced with the following:

If permitted by the SEC rules and regulations, Authorized Participants may request an in-kind distribution of Trust assets when an Authorized Participant redeems its Shares at any time prior to 30 business days before the Trust’s termination date. An Authorized Participant will not recognize gain or loss if the Authorized Participant only receives whole Trust assets in exchange for the identical amount of the Authorized Participant’s pro rata portion of the same Trust assets held by the Trust. However, if the Authorized Participant is acting on its own behalf and also receives cash in exchange for a Trust asset or a fractional portion of a Trust asset, the Authorized Participant will generally recognize gain or loss based on the difference between the amount of cash received and the Authorized Participant’s tax basis in such Trust asset or fractional portion.

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Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: James Audette, Esq., Chapman and Cutler LLP